Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information that management (“Management”) of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or the “Company” or “we” or “our”) believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2021 (the “Financial Statements”), which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A includes information available to, and is dated, July 28, 2021. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: gold production, cash operating costs, production and cost guidance; capital and exploration expenditure guidance; the ability to expand the Company and its production profile through the exploration and development of its existing mine; expected grade and mining rates for 2021; the sources of gold production at Wassa Underground for the remainder of 2021; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the anticipated delivery of ore pursuant to delivery obligations under the RGLD Streaming Agreement (as defined below); the use of proceeds from the Sales Agreement (as defined below); the receipt of any payment and timing of the deferred consideration pursuant to the terms of the SPA (as defined below); Golden Star’s available avenues of recourse in order to seek full recovery of the amounts owed by FGR under the SPA; RGLD's continued investment in the Golden Star oil palm plantations; the processing of low-grade stockpiles at Wassa; Wassa production contribution from stockpiles and the processing grade thereof for the remainder of 2021; expectations regarding the sustainability of current gold prices; implementation of exploration programs at Wassa and the timing thereof; the acceleration of the growth and development of the resource base at Wassa; the investment in drilling and development in 2021 resulting in increased mining rates; the implementation of the ground IP survey; the nature, scope and timing of in mine exploration activities at Wassa; the timing for the evaluation of the first phase drilling results at Wassa near mine; the generation and identification of targets for follow up drilling in and around HBB; the determination of mineralized trends through the Company’s air core program; the ability to identify opportunities to further expand Golden Star’s business; the ability to materially increase production at Wassa through development capital investments; the use of the non-hedge gold collar contracts; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the life of mine; the timing for rehabilitation work and the expected discounted rehabilitation costs; the ability of the Company to repay the 7% Convertible Debentures when due or to restructure them or make alternate arrangements; the term of the RCF (as defined below), and the step down in capacity; the securing of adequate supply chains for key consumables and potential delays in the supply chain; the Company having sufficient cash available to support its operations and mandatory expenditures for the next 12 months; the continued commissioning process for the new paste plant; the introduction of second stopes planned for mining; the Company increasing exploration activities; planned exploration at Wassa and the timing and budget thereof; the ability to continue as a going concern; the effectiveness of internal controls; the potential impact of a disruption in Wassa's operations; the ability to generate strong margins and sufficient free cash flow, raise additional financing or establish refinancing options for the Company’s current debt; the continued at-the-market equity distribution program from time-to-time; the timing, duration and overall impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations and the ability to mitigate such impact; the quantum of cash flow from the sale of Prestea and the anticipated receipt and timing thereof; the outcome of the Prestea Severance Claim (as defined below), including whether such claim will be determined by the Court of Appeal of Ghana and any decision related thereto; the availability of mineral reserves based on the accuracy of the Company’s updated mineral reserve and resource models; planned drilling activities; the ability to convert mineral resources to mineral reserves through the planned infill drilling program; the potential to increase the Company’s mineral resources outside of its existing mineral resources footprint; the anticipated impact of increased exploration on current mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; and the potential incurrence of further debt in the future.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources, metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), adverse results of tax audits, currency fluctuations, cost of inflation, the speculative nature of gold exploration, ore type, the global economic climate including as a result of the continuing impact of COVID-19, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; the risk of the Company having a single producing mine following the sale of Prestea, including the potential impact of any disruption in Wassa’s operations to the Company’s operating and financial results; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain supplies or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the cash flow from the sale of Prestea and the receipt of any proceeds therefrom and the timing thereof, including the outcome of FGR's claim that it is entitled to set-off its obligations under the SPA; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star’s Annual Information Form for the year ended December 31, 2020. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements serve to provide information about Management’s current expectations and plans and to allow investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by S. Mitchel Wasel, Vice President Exploration of Golden Star, and Matthew Varvari, Vice President, Technical Services of Golden Star, each of whom is a Qualified Person pursuant to National Instrument 43-101 (“NI 43-101”). All mineral reserves and mineral resources were calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves and investors are reminded that mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the Wassa mineral property mentioned in this MD&A is included in the technical report titled “NI 43-101 Technical Report on the Wassa Gold Mine” effective date December 31, 2020, available at www.sedar.com.

The exploration results stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. Pursuant to NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them under SEC Industry Guide 7. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.
SEC Industry Guide 7, the existing disclosure standard for the SEC, is in the process of being replaced by new sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended, which is mandatory for most issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this MD&A have been prepared in accordance with the new SEC disclosure standards.

OVERVIEW OF GOLDEN STAR

Golden Star is an established, African-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited (“Golden Star (Wassa)”). The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws.

Development of the Wassa underground mine (“Wassa Underground”) commenced in July 2015 and commercial production was achieved on January 1, 2017. In January 2018, Wassa transitioned to an underground-only operation with low-grade surface stockpiles processed when economic to do so. Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.

Until September 30, 2020, the Company also held a 90% interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) that owns and operates the Bogoso/Prestea property (“Prestea”), which contains the Prestea underground gold mine, the Prestea open pit gold mine and satellite pits including Prestea South and Mampon, the Bogoso/Prestea refractory deposits (which have been on care and maintenance since the third quarter of 2015) and the Bogoso/Prestea processing plants. Following the completion of the share sale transaction with Future Global Resources Limited (“FGR”) on September 30, 2020, GSBPL changed its name to FGR Bogoso Prestea Limited.

As a recipient of several industry awards on its environmental, social and governance programs, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.

CORPORATE DEVELOPMENTS

Restructuring and Upsizing of the Macquarie Credit Facility

On May 31, 2021, the Company announced the restructuring and upsizing of the senior secured credit facility with Macquarie Bank Limited (“Macquarie”) (the “Macquarie Credit Facility”) to a three-year revolving credit facility (“RCF”). The capacity of the RCF has been upsized by $20 million to $90 million which created $30 million of liquidity over and above the drawn balance of $60 million. In order to draw down the incremental debt capacity, the Company must meet a $35 million forecast minimum cash covenant at the time of draw down, net of an assumed repayment of the 7% convertible debentures maturing in August 2021 (the “7% Convertible Debentures”), before reducing to a forecast minimum cash covenant of $25 million for the remaining life of the RCF.

The restructuring also removed the $5 million quarterly capital repayment amortization profile which was due to come into effect in September 2021 if the Macquarie Credit Facility was fully drawn, or March 2022 if the current $60 million drawn amount was sustained. Therefore, this released a further $10 million of liquidity in 2021 and $20 million in 2022.

The capacity of the RCF will remain at $90 million to June 30, 2023, when it steps down to $50 million until maturity on June 30, 2024. The term of the RCF and the step down in the capacity will be reviewed annually and could be further extended, subject to the successful conversion of mineral resources to mineral reserves through the planned infill drilling program at Wassa.

Gold Hedges

As a condition of amending the Macquarie Credit Facility, the Company extended its gold price protection hedging program into 2023 and the first half of 2024 by entering into zero cost collars with Macquarie on an additional 84,375 ounces. This brought the total hedged position to 150,000 ounces as at June 30, 2021, maturing at a rate of 12,500 ounces per quarter from September 30, 2021 to June 30, 2024. The hedging program now covers 25-30% of the forecast production during the current term of the RCF. All hedges have a floor of $1,600/oz and an average ceiling of $2,171/oz in 2021 and $2,179/oz in 2022, and a flat ceiling of $2,115/oz in 2023 and 2024.

At-The-Market Equity Program

On October 28, 2020, the Company entered into an “at-the-market” sales agreement (the “Sales Agreement”) with BMO Capital Markets Corp. (“BMO”) relating to Golden Star common shares. In accordance with the terms of the Sales Agreement, the Company may distribute shares of common stock having a maximum aggregate sales price of up to $50 million from time to time through BMO as agent for the distribution of shares or as principal. The proceeds from the Sales Agreement will be used for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. Through June 30, 2021, a total of 4,220,213 shares of common stock had been sold under the Sales Agreement, generating net proceeds of $13.8 million, net of share issuance cost of $0.5 million.

Sale of Prestea - Deferred Consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to Future Global Resources Limited (“FGR”) pursuant to a share purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (as amended, the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR, and which, prior to the amendments to the SPA as described below, was payable by FGR to Golden Star in the following tranches:

•$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;
•$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which amounts to approximately $4.3 million to be paid on July 31, 2021; and
•$15 million in cash to be paid on July 31, 2023.

SPA Amendments

On March 28, 2021, the Company and Caystar, entered into an agreement with FGR and BIH, to amend the SPA to account for deferred consideration conditions. The staged payments that form the deferred consideration, as outlined in the SPA, were reprofiled such that (i) the $5 million that was originally due on March 30, 2021 and (ii) the $10 million that was originally due on July 31, 2021, each became payable on May 31, 2021.

On May 31, 2021, the Company and Caystar, entered into a further agreement with FGR and BIH, to amend the SPA. The staged payments that form the deferred consideration were reprofiled to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Bogoso-Prestea. Pursuant to this second amendment to the SPA, the deferred consideration payments fall due as follows:

•the $15 million payment that was due on May 31, 2021 must be paid by no later than July 16, 2021; and
•an amount of approximately $4.6 million (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) must be paid by no later than July 31, 2021.

As of the date hereof, FGR has defaulted on its obligation to pay Caystar $15 million by no later than July 16, 2021. FGR has claimed that it is entitled to set-off its obligation to make such payment under the SPA as a result of various alleged breaches of the SPA, a claim which Golden Star and Caystar believe to be completely without merit. Caystar has also demanded that FGR’s major shareholder, BIH, pays the amount of $15 million pursuant to the guarantee made by BIH in the SPA. In the event payment is not received from BIH, Golden Star and Caystar are evaluating all available avenues of recourse in order to seek full recovery of the amounts owed by FGR under the SPA.

Severance claim

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction contemplated by the SPA would trigger the termination of their existing employments, entitling them to severance payments (the “Severance Claim”). Caystar exercised its right under the SPA to assume control of the Severance Claim and legal counsel was retained on behalf of GSBPL to defend the claim. No employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL (owned by FGR since September 30, 2020) continued to operate with existing employment contracts and contractual terms being honored.

On September 22, 2020, GSBPL filed an application in court for an order striking out the plaintiffs’ statement of claim for lack of standing or capacity and disclosing no reasonable cause of action. On February 16, 2021, the court ruled in favor of GSBPL that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action.

On March 26, 2021, the plaintiffs filed a notice of appeal. As of the date hereof, the record of appeal is being transmitted from the High Court to the Court of Appeal of Ghana. Notwithstanding the foregoing, FGR has entered into a settlement agreement with the plaintiffs in respect of the Severance Claim and it is not certain how such settlement will impact such pending appeal proceedings.

Exploration Update

During the second quarter of 2021 (“Q2 2021”), $3.3 million was invested in exploration at Wassa and the regional HBB licenses, of which $1.9 million of Wassa in-mine exploration was capitalized and the balance of $1.4 million was expensed. For the six months ended June 30, 2021 total exploration costs amounts to $5.5 million of which $2.2 million was expensed and $3.3 million was capitalized.

Wassa – In mine exploration

During Q2 2021, three surface drill rigs continued the testing of targets down-dip of the existing Wassa reserve. The first phase of drilling on an initial 200 meter (“m”) spaced fences was completed towards the end of the quarter and have been followed by infill drilling to reduce the spacing of the initial program to 100m and 50m for down-dip and up-dip programs respectively, in areas where results have shown extensions of the mineralization of known resources. A total of five holes were completed for 4,827m during Q2 2021, bringing the year-to-date drilling to 11,175m.

Q2 2021 Exploration Drilling Results for Wassa - In mine

The following table presents a summary of the results of exploration (in mine) drilling at Wassa during Q2 2021:

Hole ID	Azimuth	Dip	From (m)	To (m)	Drilled Width (m)	Estimated True Width (m)	Grade Au (g/t)	Drilling Target
BSDD21-006	89.2	-64.2	101.7	104.7	3.0	3.0	6.33	Down-dip
BSDD21-006	90.8	-65.0	176.0	179.0	3.0	2.8	15.38	Down-dip
BSDD21-006	91.9	-65.1	315.8	319.8	4.0	2.1	2.51	Down-dip
BSDD21-006	91.4	-65.3	364.5	368.0	3.5	1.8	2.25	Down-dip
BSDD21-006	90.1	-66.1	406.1	409.0	2.9	1.5	2.01	Down-dip
BSDD21-007M	88.1	-55.9	535.0	553.0	18.0	17.3	4.77	Down-dip
Including	88.1	-55.9	536.0	546.0	10.0	9.6	7.28	Down-dip
BSDD21-007M	88	-56.1	629.0	631.5	2.5	2.4	3.22	Down-dip
BSDD21-008	92.0	-72.6	176.3	185.7	9.4	9.3	4.71	Down-dip
BSDD21-007D1	88.0	-71.2	183.0	190.0	7.0	6.9	2.65	Down-dip
BSDD21-009M	94.3	-63.1	299.0	307.0	8.0	6.8	1.49	Down-dip
BSDD21-009M	92.2	-63.6	374.0	383.0	9.0	4.7	2.72	Down-dip
BSDD21-009M	73.5	-68.1	741.0	746.0	5.0	3.8	1.23	Down-dip
BSDD21-009M	66.1	-69.0	786.0	788.0	2.0	1.5	2.04	Down-dip
BSDD21-009M	61.5	-70.4	833.8	838.8	5.0	3.7	1.96	Down-dip

Down-dip infill drilling to reduce drill fence spacing to 100m is expected to continue in Q3 2021 between sections 19200N and 20000N. The results gathered during Q2 2021 included the following highlights:
•BSDD21-008 (down-dip) on section 20075N, intercepting 9.3m at 4.71 grams per tonne (“g/t”) which intersected the western limb extension of the 242 mineralized structure and will require further follow up drilling.
•BSDD21-007M (down-dip) intercepting 17.3m at 4.77 g/t, which was drilled c.100m below BSDD289, on section 19800N, which intersected 6m at 2.85 g/t. This intersection is further confirmation that the B Shoot mineralization extends below the current reserve therefore warranting further drilling down-dip.
•BSDD21-007D1 (down-dip) intercepting 6.9m at 2.65 g/t c.50m down dip of BSDD21-007M which intersected 17.3m grading 4.77 g/t. Further step-out drilling will be required to test down-dip extension of mineralization below the existing reserve as there is no deep drilling to the west of the current drill hole.

Exploration programs for Q3 2021 are planned to continue with infill drilling of the up and down-dip extensions of mineralization, reducing the initial 200m spacing to 100m for the down-dip program and 50m for the up-dip program. The down-dip in-fill program will focus on the areas between 19200N and 2000N, where significant zones of mineralization have been intersected, and remain open. The up-dip follow up program is designed to infill drill spacing to 50m and will be conducted from 19150N to 19650N. This tighter drill spacing has been planned around the significant intersection on section 19200N, BSDD20-003 which intersected 20.9m grading 6.9 g/t. Should the closer drill spacing on this target continue to intersect significant widths and grades then additional resources, close to the existing underground infrastructure, could be added.

Wassa - Near mine exploration

The diamond (“DD”) and reverse circulation (“RC”) drill testing of three additional targets outside of the main Wassa deposit, commenced in Q2 2021. These targets, testing extensions of mineralization beneath the mined and back-filled open pits of South Akyempim (“SAK”), Mid East (“ME”) and Dead Man Hill (“DMH”), are outside of the forest reserve and required no forest entry permitting to conduct field work. Meanwhile, the application for a forest entry permit has been submitted to the ministry to conduct follow up drilling on the remaining four targets inside the nearby forest reserve. Planned first phase drilling (RC/DD) at ME and DMH have been completed with drilling currently ongoing at SAK. A total of seven holes were drilled for 2,394m during Q2 2021. In addition to the RC and DD on other targets, initial air core drilling of a soil anomaly south-east of the Wassa trend was also conducted with 59 holes totaling 2,365m being completed.

Q2 2021 Exploration Drilling Results for Wassa - Near mine

The following table presents a summary of the results of exploration (near mine) drilling at Wassa during Q2 2021:

Hole ID	Azimuth	Dip	From (m)	To (m)	Drilled Width (m)	Estimated True Width (m)	Grade Au (g/t)	Drilling Target
SAKDD21-001	275.9	-59.3	318.0	321.0	3.0	2.1	2.64	Below Pit
SAKDD21-002	269.9	-55.5	250.0	253.0	3.0	2.1	1.64	Below Pit
SAKDD21-002	269.9	-55.5	256.7	257.4	0.7	0.5	5.26	Below Pit
SAKDD21-002	270.2	-55.4	266.0	268.0	2.0	2.0	2.52	Below Pit
MEDD21-001	53.3	-47.4	57.0	60.0	3.0	2.9	2.76	Below Pit
MEDD21-001	53.8	-46.7	198.0	204.0	6.0	5.9	2.37	Below Pit
MEDD21-001	53.9	-46.7	210.4	218.4	8.0	7.8	2.07	Below Pit
MEDD21-002	28.4	-59.3	110.0	112.0	2.0	2.0	2.40	Below Pit
MEDD21-002	22.8	-58.7	258.3	260.5	2.2	1.9	1.45	Below Pit
MEDD21-002	22.8	-58.7	267.0	270.0	3.0	2.6	1.26	Below Pit
MEDD21-002	23.0	-58.7	272.4	275.4	3.0	2.6	2.78	Below Pit

Generally, drilling beneath the mined out pits of ME and SAK intersected mineralized structures where projected but at weaker grades. Follow up drilling will be designed after comprehensive evaluation of the results from the first phase of drilling which will be completed in Q3 2021.

HBB – Regional exploration

Exploration work testing 11 prioritized targets along the HBB trend continued in Q2 2021. Community sensitization and crop compensation have been completed for four of the southern targets. Air core drilling was successfully undertaken at four of the target areas, namely, Seikrom, Guadium, Kwahu and Abada South with a total of 125 holes for 4,902m being completed. Drilling and crop compensation negotiations, as well as drill pad and access construction for the remaining targets, are ongoing. Line cutting ahead of the ground geophysics programs has progressed well and the geophysics crews are scheduled to arrive in late July 2021.

Q2 2021 Exploration Drilling Results of HBB - Regional exploration

The following table presents a summary of the results of exploration drilling at HBB - Regional exploration during Q2 2021:

Hole ID	Prospect	Northing	Easting	From (m)	To (m)	Drilled Width (m)	Grade Au (g/t)
SEKAC21-001	Seikrom	36133.47	177840.21	3.0	12.0	9.0	1.09
SEKAC21-001	Seikrom	36133.47	177840.21	27.0	36.0	9.0	1.14
SEKAC21-005	Seikrom	36068.35	177739.60	0.0	3.0	3.0	1.34
SEKAC21-023	Seikrom	36135.51	177835.63	9.0	15.0	6.0	0.98
GUAAC21-001	Guadium	46032.98	177259.73	3.0	9.0	6.0	0.80
GUAAC21-007	Guadium	45833.17	177271.03	54.0	57.0	3.0	2.37
GUAAC21-010	Guadium	45837.13	177157.75	21.0	27.0	6.0	1.20
GUAAC21-013	Guadium	45436.60	177301.55	3.0	9.0	6.0	0.94
GUAAC21-024	Guadium	46230.96	177549.99	3.0	24.0	21.0	4.85
Including				6.0	15.0	9.0	7.24
KWHAC21-001	Kwahu	56135.89	174434.90	45.0	51.0	6.0	1.96
KWHAC21-002	Kwahu	56117.32	174454.69	18.0	21.0	3.0	5.38
KWHAC21-002	Kwahu	56117.32	174454.69	30.0	36.0	6.0	4.98
KWHAC21-002	Kwahu	56117.32	174454.69	51.0	54.0	3.0	2.48
KWHAC21-005	Kwahu	56011.24	174676.77	6.0	15.0	9.0	1.76
KWHAC21-005	Kwahu	56011.24	174676.77	18.0	21.0	3.0	1.41
KWHAC21-007	Kwahu	56040.50	174645.79	48.0	51.0	3.0	1.08
ABSAC21-005	Abada South	44929.77	175587.56	9.0	21.0	12.0	1.01
ABSAC21-006	Abada South	44925.02	175546.52	45.0	54.0	9.0	1.13

Though the geometry of the mineralized trends are yet to be determined, initial results from the air core program have been encouraging with strong targets for follow up being generated.
•GUAAC21-024 (Guadium) on section 46225N, testing >200ppb gold in soil anomaly, intercepted 21.0m at 4.85g/t at surface. Follow-up drilling will be designed to test the down-dip and strike extensions of the intersection.
•KWHAC-002 (Kwahu) on section L3, intercepting 6.0m at 4.98 g/t, drilled c.35m below BERB443, on same section, which intersected 5.0m at 4.0g/t. This intersection is further confirmation of the down-dip extension of the mineralized structure at Kwahu, which remains open.

Golden Star Oil Palm Plantations investment by Royal Gold

On April 20, 2021, Golden Star Oil Palm Plantations Limited (“GSOPP”), a wholly-owned non-profit subsidiary of the Company, and RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold, Inc. (“Royal Gold”), entered into an agreement providing for Royal Gold’s investment in the oil palm plantations initiative, Golden Star’s award-winning flagship sustainability project.

In consideration of the long-standing relationship with the Wassa mine, and by extension the Wassa operations host communities, Royal Gold has committed to provide financial support for the activities of GSOPP that benefit the Wassa operational communities through an annual contribution of $150,000 during each of the next five years. Royal Gold made its first contribution of $150,000 to GSOPP in April 2021. The investment will be used to accelerate development of the Company’s innovative sustainability initiative which is aimed at creating sustainable alternative livelihoods, bringing additional economic stimulation and a legacy of community development to the region. The proceeds will support the further development of palm oil plantations around Wassa as well as activities to grow GSOPP including assessment of downstream processing opportunities.

GSOPP is the Company’s flagship sustainability and social enterprise initiative. It develops and operates oil palm plantations in communities proximate to the Company’s gold mining operations, located in the Western Region of Ghana, for the benefit of members of the host communities. The program commits to ensuring that there is zero deforestation during the creation of a high value agribusiness on former subsistence farms and land that has previously been used for mining activities. Since its inception in 2006, GSOPP has developed plantations on over 1,500 hectares of land, which support over 700 families at levels of yield that are three times the size of those achieved on average by the small holders in Ghana. The activities of GSOPP also align with the Company’s wider sustainability goals of establishing high value post-mining land uses, self-funding revegetation and creation of biomass to act as a carbon sink to offset operational emissions.

Safety

In June 2021, a trainee driller offsider sustained injuries as a result of being struck by loose rock during scaling activities. In the same month, an employee in the exploration group was struck by a rock during drill pad establishment resulting in minor injuries. The two employees are undergoing medical treatment and review with diagnoses of potential for full recovery. Reflecting these incidents, the all-injury frequency rate (“AIFR”) of the continuing operations as at June 30, 2021 was 2.91 and the total recordable injury frequency rate (“TRIFR”) was 0.97, based on a 12-month rolling average per million hours worked. This compares to the continuing operations AIFR of 3.57 and TRIFR of 0.54 as at June 30, 2020.

COVID-19 pandemic

COVID-19 was declared a worldwide pandemic by the World Health Organization in early March 2020. In respect of the Company’s operations, Golden Star has been proactive in its response to the potential threats posed by COVID-19 and has implemented a range of policies, procedures and practices to protect the health and well-being of its employees and host communities whilst continuing to operate, to the extent possible, in the ordinary course of business.

Ghana experienced a slight increase in COVID-19 cases in Q2 2021. As at June 30, 2021, the Ghana Health Services had reported 96,317 known cases of COVID-19 in Ghana of which there are 93,948 recoveries, 796 deaths and 1,573 active cases. The majority of active cases as at June 30, 2021 (55%) were identified from the Greater Accra Region. A total of 5,953 positive cases had been confirmed in the Western Region, where the Wassa mine is located, of which 23 were active cases as at June 30, 2021, an improvement over the previous quarter.

During Q2 2021, our operations in Ghana experienced ten suspected COVID-19 cases with six confirmed cases and two pending results as at the end of the quarter. The Company’s in-house Polymerase Chain Reaction testing capability allows for rapid diagnosis and management response. The Company’s associated screening protocols significantly reduced the number of people required to isolate as a result of contact tracing, which supported business continuity throughout the pandemic. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we understand that our continuing operations are critical to the health and well-being of our workforce and the thousands of people that they support, both directly and indirectly. During 2021, COVID-19 has impacted on the availability of our expatriate operators. This resulted in lower than planned development rates being achieved, as reported in the Q1 2021 results and the recent paste fill plant commissioning update. The Company is investing in additional resources and has made changes to our operating structures to mitigate the ongoing impact of COVID-19 on development rates.

Energy Management and Climate Change

A business-wide energy review was conducted at Wassa in June 2021 in the first stage of updated energy management planning at the business following the successful commissioning of the Genser natural gas power station. The review marks the first stage in establishing a baseline for the operation’s new energy mix. Evaluation of the identified energy opportunities will inform management on the marginal abatement cost curve for the business and in turn potential energy efficiency improvement, emission reduction and cost savings to be realized. These and other initiatives form part of the wider climate change management strategy of the Company.

Changes to the Board of Directors

Karen Akiwumi-Tanoh and Gerard De Hert were elected as directors of the Company at the annual general meeting on May 6, 2021 (the “AGM”). Robert Doyle retired as a director of the Company after the AGM in line with Golden Star’s board of directors (the “Board”) mandate of a maximum term limit of 10 years for directors. The Honourable Mona Quartey replaced Mr. Doyle as chair of the Audit Committee of the Board.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
Key operational and financial performance data
Continuing operations
Ounces produced	oz	37,920	44,777	78,047	85,108
Ounces sold	oz	37,683	46,503	76,625	83,028

Revenue	$’000	64,393	75,368	129,381	129,455
Mine operating profit	$’000	25,470	35,532	51,746	58,492
Mine operating margin[1]	%	40	47	40	45
EBITDA[1] from continuing operations	$’000	7,600	35,247	39,194	59,908
Adjusted EBITDA[1] from continuing operations	$’000	26,041	36,381	53,288	57,628
Adjusted EBITDA[1] margin	%	40	48	41	45
Net (loss)/income from continuing operations attributable to Golden Star shareholders	$’000	(12,115)	9,257	(3,110)	15,466
–Basic (loss)/income per share	$/share	(0.11)	0.08	(0.03)	0.14
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	$’000	6,108	11,056	10,484	13,293
–Basic income per share	$/share	0.05	0.10	0.09	0.12
Total capital expenditures	$’000	12,230	11,917	22,043	21,828
Average realized price	$/oz	1,709	1,621	1,688	1,559
Cost of sales per ounce[2]	$/oz	1,033	857	1,013	855
Cash operating cost per ounce[2]	$/oz	752	633	734	632
All-in sustaining cost[2]	$/oz	1,182	957	1,140	958

Discontinued operations
Ounces produced	oz	—	5,866	—	15,500
Ounces sold	oz	—	6,172	—	15,248

Net loss from discontinued operations	$’000	—	(3,326)	—	(11,052)
Cash operating cost per ounce[2]	$/oz	—	2,292	—	1,986
All-in sustaining cost[2]	$/oz	—	2,910	—	2,471

Key other expense/(income) items
Exploration expenses	$’000	1,396	446	2,204	1,190
Corporate general and administrative expenses	$’000	4,192	4,312	9,154	9,487
Finance expense, net	$’000	1,011	3,346	4,749	6,924
Income taxes	$’000	9,955	13,971	19,671	22,206
Other expense, net	$’000	17,747	(642)	20,641	6
Loss/(gain) on fair value of derivative financial instruments, net	$’000	694	1,776	(6,547)	(2,286)

1 See “Non-GAAP Financial Measures” section for Mine operating margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and a reconciliation of net income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

Key operational and financial performance data

•Gold production of 37,920 ounces from continuing operations for Q2 2021 was 15% below the 44,777 ounces produced for the second quarter of 2020 (“Q2 2020”). Gold production for the six month ended June 30, 2021 (“H1 2021”) of 78,047 ounces was 8% lower than the 85,108 ounces for the comparable period in 2020 (“H1 2020”). This was mainly due to slower than planned development rates resulting in lower underground mining tonnes and grades which in turn had an adverse impact on average feed grade in Q2 2021 and H1 2021, partly offset by higher plant throughput associated with low-grade stockpile material being processed as gold prices held up.

•Gold revenue totaled $64.4 million in Q2 2021, 15% lower than $75.4 million in Q2 2020 due to a 19% decrease in gold sold to 37,683 ounces, in part offset by a 5% increase in the average realized gold price, including the unwinding of the deferred revenue from the streaming agreement with RGLD Gold AG (the “RGLD Streaming Agreement”), to $1,709/oz. Despite the marked volatility in gold spot prices during the quarter, gold prices continued to perform strongly primarily driven by continued uncertainty around the global economic recovery following the impact of COVID-19, and the Company's realized gold price for spot sales of $1,807/oz in Q2 2021 compared favorably to the $1,713/oz in Q2 2020 which was achieved at the outset of COVID-19. The difference between ounces sold and ounces produced reflects the timing difference associated with the recognition of gold sales as a result of a change in the gold shipment schedule due to COVID-19 travel restrictions. For Q2 2021, sales and production aligned as 1,991 poured ounces were held as inventory as at June 30, 2021 and excluded from Q2 2021 gold sales (Q1 2021 - 1,754 ounces). For Q2 2020, gold sales were positively affected by the inclusion of a Q1 2020 shipment that rolled over into Q2 2020 and had 2,529 ounces on hand as at June 30, 2020.

	Three Months Ended June 30, 2021			Three Months Ended June 30, 2020
	$’000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	61,515	34,047	1,807	71,273	41,604	1,713
Cash proceeds	1,321			1,673
Deferred revenue recognized	1,557			2,422
Revenue - RGLD Streaming Agreement	2,878	3,636	792	4,095	4,899	836
Total	64,393	37,683	1,709	75,368	46,503	1,621

Gold revenues for H1 2021 amounted to $129.4 million, in line with $129.5 million in the same period in 2020. The positive impact of an 8% higher average realized gold price of $1,688 per ounce compared to $1,559 per ounce in H1 2020, which was assisted by global macro factors that benefited global gold markets driven predominantly by COVID-19 uncertainties, was offset by an 8% decrease in gold sold due to production challenges in H1 2021.

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	$'000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	123,091	68,638	1,793	122,296	74,326	1,645
Cash proceeds	2,869			2,857
Deferred revenue recognized	3,421			4,302
Revenue - RGLD Streaming Agreement	6,290	7,987	788	7,159	8,702	823
Total	129,381	76,625	1,688	129,455	83,028	1,559

•Mine operating profit amounted to $25.5 million in Q2 2021, a decrease of 28% on the mine operating profit of $35.5 million generated in Q2 2020 driven predominantly by (i) lower revenues of $11.0 million; (ii) increased mine operating expenses of $3.5 million following increased underground grade control drilling costs, increased underground maintenance costs, increased labor costs, higher fuel costs and increased cost overheads; and (iii) an increase in depreciation of $0.8 million primarily due to the higher depreciable capital cost base. This was in part offset by the (i) differential in the unsold gold on hand and in circuit ounces resulting in a variance of $4.6 million in operating cost to metal inventory, and (ii) a decrease in royalties of $0.5 million. Mine operating margin decreased from 47% in Q2 2020 to 40% in Q2 2021.

Mine operating profit amounted to $51.7 million in H1 2021, a decrease of 12% from the mine operating profit of $58.5 million generated in H1 2020 driven predominantly by (i) an increase of $6.5 million in mine operating costs following increased underground drilling costs, underground maintenance costs, labor costs and higher cost overheads; and (ii) an increase of $3.0 million in depreciation due to a higher depreciable capital base. This was in part offset by the positive variance associated with the build-up of gold material on hand as reflected in operating cost to metal inventory credit. Lower production volumes were offset by higher gold price gains.

•EBITDA (see “Non-GAAP Financial Measures”) from continuing operations amounted to $7.6 million for Q2 2021 (Q2 2020 - $35.2 million). When adjusted for the loss on fair value of financial instruments and other expenses, the Company generated an Adjusted EBITDA from continuing operations of $26.0 million for Q2 2021, a decrease of 28% compared to Q2 2020. The decrease in Adjusted EBITDA was primarily due to lower production volumes resulting in lower revenues, increased mine operating costs and increased exploration expenses. Adjusted EBITDA margin (see “Non-GAAP Financial Measures”) compared unfavorably at 40% for Q2 2021 to 48% in Q2 2020.

EBITDA for H1 2021 amounted to $39.2 million (H1 2020 - $59.9 million) and Adjusted EBITDA for H1 2021 when adjusted for the gain on fair value of financial instruments and other expenses amounted to $53.3 million, a decrease of 8% compared to H1 2020. The decrease in Adjusted EBITDA was primarily due to increased mine operating costs as lower production volumes were offset by higher realized gold prices and increased exploration costs. Adjusted EBITDA margin compared unfavorably at 41% for H1 2021 to 45% in H1 2020.

•Net loss from continuing operations attributable to Golden Star shareholders for Q2 2021 amounted to $12.1 million or $0.11 basic loss per share compared to a net income from continuing operations attributable to Golden Star shareholders of $9.3 million or $0.08 basic income per share in Q2 2020. Adjusted net income from continuing operations attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $6.1 million or $0.05 basic income per share in H1 2021 compared $11.1 million or $0.10 basic income per share in Q2 2020. The decrease in adjusted net income was due to the lower mine operating profit as a result of lower production volumes and higher mine operating costs, and increased exploration costs. This was in part offset by lower income tax expense as a consequence of lower mine operating profit.

Net loss from continuing operations attributable to Golden Star shareholders for H1 2021 amounted to $3.1 million or $0.03 basic loss per share compared to $15.5 million or $0.14 basic income per share in H1 2020. Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $10.5 million or $0.09 basic income per share in H1 2021 compared to $13.3 million or $0.12 basic income per share in H1 2020. The decrease in adjusted net income was due to the lower mine operating profit due primarily to increased mine operating costs and increased exploration costs. This was in part offset by lower income tax expense as a result of lower mine operating profit.

•Capital expenditures for Q2 2021 totaled $12.2 million, which was broadly in line to the Q2 2020 capital expenditures of $11.9 million while for H1 2021 it amounted to $22.0 million compared to $21.8 million in H1 2020. Capital activities in H1 2021 centered around sustaining projects including the acceleration of waste development and the expansion of the tailing storage facility (“TSF”) while driving continuation of the Wassa up-dip and down-dip drilling exploration program which commenced in 2020. In addition, the Genser Energy Ghana (“Genser”) power plant was commissioned in January 2021 and as a result, a right-of-use asset of $33.4 million was capitalized. Capital expenditures in H1 2020 were focused on predominantly critical expansion projects that included the construction of the paste fill plant while also advancing sustaining projects including Wassa Underground capitalized development and mobile equipment purchases.

•All-in sustaining cost (“AISC”) (see “Non-GAAP Financial Measures”) of $1,182/oz for Q2 2021 reflects an increase of 23% compared to the Q2 2020 reported AISC of $957/oz and $1,140/oz for H1 2021 compared to $958/oz in H1 2020, an increase of 19%. The increases were driven by (i) lower production volumes as reflected in sold ounces, (ii) higher cash operating costs, and (iii) higher sustaining capital. Cash operating cost (see “Non-GAAP Financial Measures”) per ounce was $752 for Q2 2021, reflecting a 19% increase over Q2 2020 of $633/oz and was $734/oz for H1 2021, reflecting a 16% increase over H1 2020 of $632/oz. These increases were a result of (i) lower production volumes as reflected in sold ounces, (ii) increased mining costs driven by increased grade control drilling and maintenance costs, (iii) increased processing costs associated with higher plant throughput and increased maintenance, (iv) increased fuel costs driven by higher oil prices, and (v) higher labor costs driven by year-on-year inflationary increases.

Key Other Expense/Income items

•Exploration expense amounted to $1.4 million in Q2 2021 (Q2 2020: $0.4 million) and $2.2 million in H1 2021 (H1 2020 - $1.2 million) comprising mainly of exploration overheads and costs incurred on geophysics work within the HBB concessions, in advance of the ground IP survey and drilling planned for Q3 2021. Wassa up-dip and down-dip drilling during H1 2021 were capitalized.

•Corporate general and administrative expense totaled $4.2 million in Q2 2021 compared to $4.3 million in the same period in 2020 and amounted to $9.2 million for H1 2021 compared to $9.5 million for the same period in 2020. The first four months in 2020 marked the relocation of the corporate office from Toronto, Canada to London, United Kingdom resulting in the Company incurring one-off associated costs. The reduction in staff costs, travel, consulting fees and recruitment costs is partly offset by higher insurance costs in H1 2021.

•The Company incurred net finance expense of $1.0 million in Q2 2021 which is significantly lower than the $3.3 million in Q2 2020 and $4.7 million in H1 2021 compared to $6.9 million in H1 2020. The decrease is primarily due to the inclusion of a modification gain of $2.9 million following the restructuring of the Macquarie Credit Facility into an RCF, a reduction in the interest on the financing component of the deferred revenue as a result of the change to the life-of-mine model as at December 31, 2020, and the accretion of the discount on the long-term receivable from FGR. This was in part offset by the increase in the amortization of deferred financing fees as a result of the unwinding of the refinancing fees incurred on the amendments to the Macquarie Credit Facility and additional interest incurred on the power purchase lease obligation with Genser which commenced in January 2021.

•The Company recorded a loss of $0.7 million on the fair value of derivative financial instruments in Q2 2021 compared to a loss of $1.8 million in the same period in 2020 and a gain of $6.5 million in H1 2021 compared to gain of $2.3 million in H1 2020. The change in the fair value of the non-hedge gold contracts is mainly driven by spot gold prices which has been marked by volatility during H1 2021 and led to an unrealized revaluation gain of $3.9 million (H1 2020 - loss of $0.9 million). The change in the fair value of the embedded derivative on the 7% Convertible Debentures is a function of the Company’s declining share price and also the time until conversion factor which is less than a month away and resulted in an unrealized gain of $2.6 million (H1 2020 - $3.2 million).

•Other expenses amounted to $17.7 million in Q2 2021, which is $18.4 million higher than the income of $0.6 million incurred in the same period in 2020 and $20.6 million in H1 2021 compared to $nil in H1 2020. The increases were predominantly driven by a non-cash loss allowance recognized on the deferred consideration for the sale of Prestea of $19.6 million, of which $17.4 million was recognized in Q2 2021, as a result of an increased credit risk following the amendment agreements to the SPA and non-recurring insurance and restructuring costs.

•Income tax expense amounted to $10.0 million in Q2 2021, a decrease of 29% from $14.0 million for the same period in 2020, and $19.7 million in H1 2021 compared to $22.2 million in H1 2020 due to lower Wassa taxable profits primarily driven by decreased mine operating profit predominantly due to lower production volumes and higher operating costs.

•Prestea was classified as discontinued operations following the sale completion on September 30, 2020. For Q2 2020, the total loss from discontinued operations amounted to $3.3 million and Prestea produced 5,866 ounces and sold 6,172 ounces at a cash operating cost of $2,292/oz and AISC of $2,910/oz. For H1 2020, the total loss from discontinued operations amounted to $11.1 million and Prestea produced 15,500 ounces and sold 15,248 ounces at a cash operating cost of $1,986/oz and AISC of $2,471/oz.

OUTLOOK FOR 2021
As previously highlighted in the Q1 2021 financial and operating results press release, the commissioning process for the new paste fill plant returned lower than expected strength test results in the first test stope. This outcome resulted in a further delay to the commissioning process. Further test work and analysis is being carried out to ensure that the paste plant produces material at the required strength to enable safe mining operations and successful pillar extraction.

This test work is ongoing and positive progress has been made, with the most recent strength results more aligned with the design parameters. These need to be confirmed, and given the long testing cycles, we now estimate that the commissioning process will be completed in Q4 2021. As a result, the secondary stopes planned for mining in 2021 have been deferred to 2022, when we expect to extract the secondary stope material as intended.

The delay to the commissioning of the paste plant impacts 21% of the planned ore tonnes for 2021. This impact has been exacerbated by the lower than planned development meters primarily due to operator availability caused by issues related to the COVID-19. The resolution of both issues is on track for completion in 2021. However, resequencing the mine plan for the remainder of the 2021 calendar year means that the volume of ore available will be lower than initially planned at a slightly lower grade due to the loss of the higher-grade secondary stopes.

As a result, gold production guidance is now reduced to 145,000 to 155,000 ounces, and the AISC is now increased to $1,150/oz to $1,250/oz driven predominantly by lower production volumes and the impact of cost inflation.

The capital expenditure guidance range is unchanged at $45 million to $50 million. While the overall budget is consistent, the sustaining capital guidance has been increased due to the increased investment in development and the TSF expansion project. The expansion capital guidance has been reduced with some ventilation capital deferred from Q4 2021 to early 2022. This deferral is not expected to have an impact on the short to mid-term mine plans.

The $14 million exploration budget for the year is broadly in line with the previous guidance, albeit with an increase in the allocation of spend to the up-dip and down-dip, in-mine, drilling targets that have delivered positive results so far this year.

	Unit	Updated 2021 Guidance	2021 Guidance
Production and cost guidance
Gold production	ounces	145,000 - 155,000	165,000 - 175,000
Cash operating costs[1]	$/oz	750 - 800	660 - 700
AISC[1]	$/oz	1,150 - 1,250	1,000 - 1,075

Capital and exploration expenditure guidance
Capital expenditure
Wassa - Sustaining capital[2]	$ million	32 - 35	26 - 28
Wassa - Expansion capital[2]	$ million	13 - 15	19 - 22
	$ million	45 - 50	45 - 50
Exploration expenditure
Capitalized - Exploration drilling	$ million	8	4
Exploration expense	$ million	6	11
	$ million	14	15
Total capital and exploration expenditure	$ million	59 - 64	60 - 65

1 See “Non-GAAP Financial Measures” section below for the definition of cash operating costs and AISC.
2 Expansion capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.

CONTINUING OPERATIONS - WASSA

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
WASSA FINANCIAL RESULTS
Revenue	$’000	64,393	75,368	129,381	129,455
Mine operating expenses	$’000	30,174	26,634	58,534	52,000
Severance charges	$’000	111	—	111	45
Royalties	$’000	3,440	3,981	6,876	6,869
Operating costs to metals inventory	$’000	(1,854)	2,790	(2,265)	508
Inventory write-downs	$’000	—	159	—	159
Cost of sales excluding depreciation and amortization	$’000	31,871	33,564	63,256	59,581
Depreciation and amortization	$’000	7,052	6,272	14,379	11,382
Mine operating profit	$’000	25,470	35,532	51,746	58,492

Sustaining capital	$’000	8,514	6,504	14,975	10,075
Expansion capital	$’000	1,631	5,244	3,381	11,043
Capitalized exploration drilling	$’000	1,888	89	3,280	316
Capital expenditures	$’000	12,033	11,837	21,636	21,434

WASSA OPERATING RESULTS
Ore mined - Underground	t	360,617	402,000	765,561	795,472
Waste mined - Underground	t	151,430	145,651	310,353	316,127
Material mined - Underground	t	512,047	547,651	1,075,914	1,111,599

Ore processed - Main Pit/Stockpiles	t	215,998	122,332	335,097	141,683
Ore processed - Underground	t	357,774	401,445	765,345	820,819
Ore processed - Total	t	573,772	523,777	1,100,442	962,502
Grade processed - Main Pit/Stockpiles	g/t	0.66	0.64	0.68	0.64
Grade processed - Underground	g/t	3.09	3.46	3.02	3.18
Grade processed - Total	g/t	2.18	2.80	2.31	2.81
Recovery	%	95.5	95.1	95.4	95.1
Gold produced - Main Pit/Stockpiles	oz	4,663	2,390	7,904	2,843
Gold produced - Underground	oz	33,257	42,387	70,143	82,265
Gold produced - Total	oz	37,920	44,777	78,047	85,108
Gold sold - Total	oz	37,683	46,503	76,625	83,028

Cost of sales per ounce[1]	$/oz	1,033	857	1,013	855
Cash operating cost per ounce[1]	$/oz	752	633	734	632
All-in sustaining cost per ounce[1]	$/oz	1,182	957	1,140	958
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended June 30, 2021 compared to the three months ended June 30, 2020

Production

Gold production from Wassa totaled 37,920 ounces for Q2 2021 and is 15% lower than the 44,777 ounces produced during Q2 2020. This decrease was driven by slower than planned development rates resulting in lower underground tonnes and grades which were in part offset by higher processing volumes driven by low-grade stockpile tonnes that had an adverse impact on overall processed grade with overall recoveries slightly up on the comparative quarter in the prior year.

Wassa Underground

Underground mining rates of 3,963 tonnes per day (“tpd”) in Q2 2021 were 10% lower than the mining rate of 4,418 tpd achieved in Q2 2020 and 12% lower than the mining rate of 4,499 tpd achieved in Q1 2021 driven predominantly by an enforced change in the mine plan due to stoping constraints caused by lower than planned development. Wassa Underground produced 33,257 ounces of gold (or approximately 88% of Wassa’s total production) in Q2 2021, compared to 42,387 ounces in Q2 2020 (or approximately 95% of Wassa’s total production). This 22% decrease in production was primarily due to lower mining tonnes and grades as a result of limited ore availability resulting from the change in the mine plan. Wassa Underground feed grade of 3.09g/t in Q2 2021 was 11% lower when compared to 3.46g/t in Q2 2020.

Wassa Main Pit/Stockpiles

Low grade stockpiles from the Wassa main pit of 215,998 tonnes with an average grade of 0.66 g/t were blended with the Wassa Underground ore during Q2 2021 and yielded 4,663 ounces of gold, compared to 2,390 ounces in Q2 2020. There has been no material impact on recoveries and the Company will continue to opportunistically process low grade stockpiles for the remainder of 2021 should the current gold price environment continue.

Gold revenue

Gold revenue for Q2 2021 was $64.4 million, 15% lower than the $75.4 million achieved in Q2 2020 due to a 19% decrease in gold sold to 37,683 ounces in part offset by a 5% increase in the average realized gold price to $1,709/oz. The lower gold ounces sold in Q2 2021 compared to ounces produced were adversely affected by a timing of the last gold pour of the quarter that was unsold at quarter end. This compares to Q2 2020 that included the recognition of an additional gold shipment which was rolled over from Q1 2020 as a result of a change in gold shipment schedule due to COVID-19.

Cost of sales excluding depreciation and amortization

Cost of sales excluding depreciation and amortization was $31.9 million for Q2 2021 compared to $33.6 million for Q2 2020. Mine operating expenses increased by $3.5 million to $30.2 million due to (i) higher underground mining costs associated with increased drilling, (ii) increased maintenance costs on drill rigs and haul trucks, (iii) higher labor costs driven by year-on-year inflationary increases, (iv) increased fuel costs due to rising crude oil prices, and (v) increased general cost overheads. Royalties of $3.4 million decreased from $4.0 million in Q2 2020 in line with lower gold revenue. The operating costs to metals inventory credit of $1.9 million for Q2 2021 relates primarily to the build-up in unsold gold and gold-in-circuit as at June 30, 2021 further supported by higher valuation costs, whereas the operating costs to metals inventory charge of $2.8 million for Q2 2020 was mainly driven by sold ounces in excess of production.

Depreciation and amortization

Depreciation and amortization expense increased to $7.1 million for Q2 2021 compared to $6.3 million for Q2 2020 mainly due to the higher capital cost base following significant 2020 capital additions.

Costs per ounce

Cost of sales per ounce increased 21% to $1,033 for Q2 2021 compared to Q2 2020 due to lower production volumes, increased mine operating costs and increased depreciation costs in part offset by the operating costs to metal inventory credit.

Cash operating cost per ounce increased 19% to $752 for Q2 2021 compared to Q2 2020 mainly due to (i) lower production volumes translating into lower sales ounces, (ii) higher underground mining costs associated with grade control drilling, (iii) increased maintenance on drill rigs, haul trucks and processing plant, (iv) higher labor costs driven by year-on-year inflationary increases, (v) increased fuel costs, and (vi) increase in general cost overheads.

AISC per ounce increased 23% to $1,182 for Q2 2021 compared to Q2 2020 due to lower production volumes translating into lower sales ounces, increased cash operating costs and increased sustaining capital expenditures.

Capital expenditures

Capital expenditures for Q2 2021 totaled $12.0 million, which was in line with Q2 2020 expenditure. Investment in infrastructure required to support future production growth from Wassa Underground continued. Key capital spending in Q2 2021 included: (i) sustaining capital on capitalized underground development activities of $3.6 million (Q2 2020: $3.8 million) and expansion of the TSF of $3.3 million (Q2 2020: $ nil); and (ii) capitalized exploration drilling of $1.9 million (Q2 2020: $0.1 million) mainly related to the Wassa up-dip and down-dip extensions, development costs for increased future production of $0.8 million (Q2 2020: $0.8 million) and diamond drilling decline on 570 Level (“570 DDD”) of $0.7 million (Q2 2020: $ nil) where two rigs were focused on inferred to indicated resource conversion south of the existing reserves in the PEA areas. In addition, $3.7 million was incurred on the construction of the paste fill plant project in Q2 2020.

For the six months ended June 30, 2021 compared to the six months ended June 30, 2020

Production
Gold production from Wassa totaled 78,047 ounces for H1 2021, an 8% decline from the 85,108 ounces produced during H1 2020. The Wassa processing plant milled a total of 1,100,442 tonnes in H1 2021, 14% higher than the throughput of 962,502 tonnes in H1 2020. Overall feed grade decreased from 2.81 g/t in H1 2020 to 2.31 g/t in H1 2021 due to a higher proportion of low grade stockpile ore being processed and lower grades achieved from Wassa Underground. Recovery, despite lower grades, increased slightly from 95.1% in H1 2020 to 95.4% in H1 2021 due to a change in the blending approach.
Wassa Underground
Wassa Underground produced 70,143 ounces of gold in H1 2021 compared to 82,265 ounces in H1 2020. This 15% decline was mainly due to decreased throughput to 765,345 tonnes compared to 820,819 tonnes in H1 2020 as a consequence of limited ore availability and lower grades due to a change in mine plan enforced by paste fill delays and slower development rates. Lower Wassa Underground feed grade of 3.02 g/t in H1 2021 compared adversely to 3.18 g/t in H1 2020 due to the mining of lower grade areas. Wassa Underground mining rates decreased to an average of 4,230 tpd in H1 2021, 3% lower than the mining rate of 4,371 tpd achieved in H1 2020.

Wassa Main Pit/Stockpiles
The processing of low grade stockpile from the Wassa main pit of 335,097 tonnes with an average grade of 0.68 g/t during H1 2021 contributed 7,904 ounces of gold. This compares to 2,843 ounces in H1 2020 from the processing of 141,683 tonnes at a grade of 0.64 g/t. The processing of low grade stockpile utilizes the latent capacity in the Wassa processing plant which will continue to contribute additional cash flows, albeit at a slightly higher cost than achieved by the processing of Wassa Underground ore.
Gold revenue
Gold revenue for H1 2021 was $129.4 million, which is in line with the $129.5 million achieved in H1 2020. Gold sold decreased by 8% to 76,625 ounces driven by production challenges. This was offset by an 8% increase in the average realized gold price, including unwinding of the deferred revenue from the RGLD Streaming Agreement, to $1,688/oz for H1 2021 compared to $1,559/oz in H1 2020 driven predominantly by global economic uncertainty on the back of COVID-19.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $63.3 million for H1 2021 compared to $59.6 million for H1 2020. Mine operating expenses increased by $6.5 million to $58.5 million due to (i) additional underground drilling costs following change in mine plan; (ii) increased labor costs due to inflationary increases year-on-year; (iii) higher maintenance costs as a function of higher production rates and larger fixed and mobile capital base; (iv) increased fuel costs driven by higher crude oil prices, and (v) increased site cost overheads. Royalties remained flat in line with the comparable revenue base year-on-year.

Depreciation and amortization
Depreciation and amortization expense increased to $14.4 million for H1 2021 compared to $11.4 million for H1 2020 mainly due to an increase in units-of-production based depreciation resulting from a higher depreciable capital cost base for H1 2021.
Costs per ounce
Cost of sales per ounce increased 19% to $1,013 in H1 2021 compared to H1 2020 mainly due to (i) lower production volumes translating into lower sales ounces, (ii) higher mine operating expenses driven by increased mining and processing volumes and increased labor costs, and (iii) higher depreciation costs.

Cash operating cost per ounce increased 16% to $734 in H1 2021 compared to $632 in H1 2020 primarily due to (i) lower production volumes translating into lower sales ounces partly offset by metal inventory credit, (ii) higher underground mining costs driven by increased drilling expenses, (iii) increased fuel costs, (iv) increased labor costs due to inflationary year-on-year increases, and (v) increased maintenance costs relating to primarily mining equipment.

AISC per ounce increased 19% to $1,140 in H1 2021 compared to H1 2020 due to a combination of (i) lower production volumes translating into lower sales ounces partly offset by metal inventory credit, (ii) higher cash operating expenses, and (iii) higher sustaining capital expenditures.
Capital expenditures
Capital expenditures for H1 2021 amounted to $21.6 million compared to $21.4 million incurred during H1 2020. Key capital spending in H1 2021 included (i) sustaining capital of $6.8 million on capitalized underground development activities and $5.3 million on expansion of the TSF; and (ii) expansion capital of $1.5 million on resource development (570 DDD), $1.7 million in relation to long-term capitalized underground development, and $3.3 million capitalized exploration drilling primarily relating to the Wassa up-dip and down-dip project.

Capital spending in H1 2020 included (i) expansion capital of $8.3 million for the paste fill plant and $1.9 million in relation to long term capitalized underground development; and (ii) sustaining capital of $6.8 million for capitalized underground development activities and $2.6 million for mobile equipment purchases.

DISCONTINUED OPERATIONS - PRESTEA (DISCONTINUED FROM SEPTEMBER 30, 2020)

		Three Months Ended June 30,		Six Months Ended June 30,
		2021	2020	2021	2020
PRESTEA FINANCIAL RESULTS
Revenue	$’000	—	10,262	—	23,546
Mine operating expenses	$’000	—	14,561	—	31,685
Other operating expenses	$’000	—	(3,031)	—	(3,031)
Severance charges	$’000	—	32	—	37
Royalties	$’000	—	521	—	1,244
Operating costs to metals inventory	$’000	—	(414)	—	(1,405)
Inventory net realizable value adjustment	$’000	—	614	—	632
Cost of sales excluding depreciation and amortization	$’000	—	12,283	—	29,162
Depreciation and amortization	$’000	—	1,017	—	2,776
Mine operating loss	$’000	—	(3,038)	—	(8,392)
Net loss on discontinued operations	$’000	—	(3,326)	—	(11,052)

Sustaining capital	$’000	—	1,941	—	4,184
Expansion capital	$’000	—	340	—	662
Capital expenditures	$’000	—	2,281	—	4,846

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	—	34,204	—	138,464
Ore mined - Underground	t	—	34,271	—	66,424
Ore mined - Total	t	—	68,475	—	204,888
Waste mined - Open pits	t	—	83,527	—	268,850
Waste mined - Underground	t	—	12,656	—	24,585
Waste mined - Total	t	—	96,183	—	293,435
Total material mined - Open pits	t	—	117,731	—	407,314
Total material mined - Underground	t	—	46,927	—	91,009
Total material mined - Total	t	—	164,658	—	498,323

Ore processed - Open pits	t	—	37,714	—	138,109
Ore processed - Underground	t	—	34,271	—	66,177
Ore processed - Total	t	—	71,985	—	204,286
Grade processed - Open pits	g/t	—	1.35	—	1.48
Grade processed - Underground	g/t	—	4.72	—	5.38
Grade processed - Total	g/t	—	2.95	—	2.74
Recovery	%	—	85.4	—	85.5
Gold produced - Open pits	oz	—	1,128	—	5,112
Gold produced - Underground	oz	—	4,738	—	10,388
Gold produced - Total	oz	—	5,866	—	15,500
Gold sold - Total	oz	—	6,172	—	15,248

Cost of sales per ounce[1]	$/oz	—	2,155	—	2,095
Cash operating cost per ounce[1]	$/oz	—	2,292	—	1,986
All-in sustaining cost per ounce1 2	$/oz	—	2,910	—	2,471

1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.
2 Following the sale of Prestea, the AISC for Q2 and H1 2020 have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

Prestea has been presented as discontinued operations following the completion of the sale of the Company’s 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial and operating results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.
SUMMARIZED QUARTERLY FINANCIAL RESULTS1

(Stated in thousands of U.S dollars except per share data)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Revenues	64,393	64,988	68,791	74,235	75,368	54,087	53,551	48,384
Cost of sales excluding depreciation and amortization	31,871	31,385	33,705	31,137	33,564	26,017	28,828	27,373
Net (loss)/income from continuing operations attributable to Golden Star shareholders	(12,115)	9,005	8,201	14,851	9,257	6,209	(1,245)	6,409
Net (loss)/income attributable to Golden Star shareholders	(12,115)	9,005	6,519	(67,261)	7,773	829	(62,434)	5,960
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	6,108	4,375	12,723	18,592	11,055	2,238	7,991	1,939
EBITDA[1] from continuing operations	7,600	31,594	28,534	31,167	35,247	24,661	9,490	19,745
Adjusted EBITDA[1] from continuing operations	26,041	27,247	36,476	37,531	36,381	21,247	25,994	15,280
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - basic	(0.11)	0.08	0.07	0.13	0.08	0.06	(0.01)	0.06
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - diluted	(0.11)	0.06	0.06	0.13	0.08	0.03	(0.01)	0.03
Adjusted net income from continuing operations per share attributable to Golden Star shareholders - basic[1]	0.05	0.04	0.11	0.17	0.10	0.02	0.07	0.02
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders (basic) to net loss attributable to Golden Star shareholders and reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA.

LIQUIDITY AND FINANCIAL CONDITION

		June 30, 2021	December 31, 2020
Cash and cash equivalents	$’000	72,727	60,809
Debt	$’000	103,746	104,282
Net debt	$’000	31,019	43,473

		Six Months Ended June 30,
		2021	2020
Cash provided by continuing operations before working capital changes and tax[1]	$’000	46,489	52,081
Changes in working capital and income taxes paid	$’000	(23,346)	(13,547)
Net cash provided by operating activities of continuing operations	$’000	23,143	38,534
Net cash used in investing activities of continuing operations	$’000	(23,165)	(22,031)
Free cash flow[1] from continuing operations	$’000	(22)	16,503
Net cash used by operating and investing activities of discontinued operations	$’000	—	(19,353)
Total free cash flow[1]	$’000	(22)	(2,850)
Net cash provided by/(used in) financing activities	$’000	11,940	(5,466)
Increase/(decrease) in cash and cash equivalents	$’000	11,918	(8,316)
Cash and cash equivalents, beginning of period	$’000	60,809	53,367
Cash and cash equivalents, end of period	$’000	72,727	45,051

Cash provided by continuing operations before working capital changes and tax - basic[1]	$/share	0.41	0.47
Net cash provided by operating activities of continuing operations[1]	$/share	0.20	0.35
1 See “Non-GAAP Financial Measures” section for description of Net cash provided by operating activities before working capital changes and tax per share and Net cash provided by operating activities of continuing operations per share and Free cash flow.

The Company held $72.7 million in cash and cash equivalents as at June 30, 2021 compared to $60.8 million in cash and cash equivalents as at December 31, 2020. Cash provided by continuing operations before working capital changes and tax of $46.5 million or $0.41 per basic share for H1 2021 decreased by $5.6 million or $0.06 per basic share compared to H1 2020 mainly due to increased mine operating cost and lower production volumes which was in part offset by higher realized gold prices. After accounting for working capital changes, net cash provided by operating activities of continuing operations amounted to $23.1 million or $0.20 per basic share in H1 2021 (H1 2020: $38.5 million or $0.35 per basic share).

Working capital used for continuing operations including tax payments amounted to $23.3 million during H1 2021 compared to $13.5 million in H1 2020 and was comprised primarily of: (i) $18.5 million income tax payments at Wassa which included a final Q4 2020 payment of $13.2 million as the 2020 tax scheduling was heavily weighted towards the second half of the year due to COVID-19 uncertainty and the increase in gold spot prices (H1 2020: $4.3 million); (ii) a $4.1 million increase in inventory driven by an increase in both supplies and gold metal on hand (H1 2020: $1.4 million); (iii) a $0.6 million increase in accounts and other receivables (H1 2020: decrease of $1.1 million); (iv) a $0.1 million increase in accounts payable and accruals (H1 2020: reduction of $4.5 million); and (v) a $0.1 million increase in prepaids and other (H1 2020: $4.5 million).

Cash used by investing activities for continuing operations amounted to $23.2 million during H1 2021, which included capitalized underground development cost, Wassa up-dip and down-dip extension drilling, 570 DDD drilling and TSF. Also included in investing activities in H1 2021 is: (i) an outflow for $0.9 million relating to the working capital related payables which compared to an outflow of $0.2 million in H1 2020; and (ii) an outflow in relation to restricted cash of $0.2 million following renewal of the rehabilitation bonds (H1 2020: $ nil).

The Company broke even in terms of free cash flow from continuing operations in H1 2021 compared to an inflow of $16.5 million in H1 2020 primarily due to lower cash provided by continuing operations and due to the impact of 2020 tax scheduling adversely impacting H1 2021. Total free cash flow for H1 2021 aligned with free cash from continuing operations (H1 2020: outflow of $2.9 million) given that the net cash used by operating and investing activities of discontinued operations was $ nil (H1 2020: $19.4 million).
Financing activities provided $11.9 million in H1 2021 which was comprised of net proceeds of $13.8 million generated from the Sales Agreement less a $1.9 million payment on lease liabilities. Financing activities used $5.5 million in H1 2020 which was predominantly driven by the $5.0 million principal loan repayment on the Macquarie Credit Facility and a $0.9 million payment on lease liabilities.

Net debt reduced from $43.5 million as at December 31, 2020 to $31.0 million as at June 30, 2021 following the increase in cash and cash equivalents mainly as a result of the net proceeds received from the Sales Agreement.

GOING CONCERN AND LIQUIDITY OUTLOOK
As at June 30, 2021, the Company had cash and cash equivalents of $72.7 million, net current assets excluding deferred revenue of $12.1 million and net cash provided by operations before working capital changes for the six months ended of $46.5 million. As at June 30, 2021, the Company was compliant with its debt covenants.

To date, the Company's operations have been largely unaffected by the COVID-19 pandemic, and gold production and shipments have continued without any material disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditures for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective and also taking into account the impending settlement of the 7% Convertible Debentures in August 2021. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.

CONTRACTUAL OBLIGATIONS
As at June 30, 2021, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	40,040	—	—	—	40,040
Debt[1]	51,498	60,765	—	—	112,263
Interest on debt	4,152	5,026	—	—	9,178
Lease liabilities	2,654	6,671	7,077	17,483	33,885
Interest on lease liabilities	1,566	2,668	1,996	1,957	8,187
Current income tax liabilities	10,298	—	—	—	10,298
Purchase obligations	13,090	—	—	—	13,090
Rehabilitation provisions[2]	3,061	6,751	5,546	1,816	17,174
Total	126,359	81,881	14,619	21,256	244,115

1 Includes the outstanding repayment amounts from the 7% Convertible Debentures and the RCF.
2 Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and six months ended June 30, 2021 and 2020 other than compensation of key management personnel which is presented in Note 21 of the Financial Statements. Key management personnel is defined as members of the Golden Star Board and certain senior officers of the Company. Compensation of key management personnel is made on terms approximately equivalent to those prevailing in an arm’s length transaction.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cost of sales per ounce”, “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income attributable to Golden Star shareholders”, “adjusted income per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes and tax”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes and tax per share” and “Net cash provided by operating activities of continuing operations per share”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-offs, other operating expenses and severance charges, and “cash operating cost per ounce” is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month’s values to prior periods’ values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company’s mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance), and accretion of rehabilitation provision. Following the sale of Prestea, the comparative numbers in 2020 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relates to the Canada and UK offices. Prior to the sale of Prestea, corporate general administrative costs were allocated to Wassa and Prestea based on the ounces of gold sold during the period in calculating the mine site all-in sustaining costs. “All-in sustaining costs per ounce” is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include expansion capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, changes to the rehabilitation provision, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability-based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics (“non-GAAP measures”) and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star’s cash expenditures as they do not include income tax payments or finance costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The tables below reconcile these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
Free cash flow is equal to net cash flow provided by/(used in) operating activities less net cash flow provided by/(used in) investing activities. Certain investors use free cash flow to assess the Company’s ability to generate and manage liquid resources. Free cash flow is intended to provide additional information and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. This is a non-GAAP financial measure and other companies may calculate these measures differently.

The Company calculates EBITDA as net income or loss for the period excluding finance expense, income tax expense and depreciation and amortization. EBITDA does not have a standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes and the effects of changes in working capital balances and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure calculated by excluding one-off costs or credits relating to non-routine transactions from EBITDA. It excludes other credits and charges, that individually or in the aggregate, if of a similar type, are of a nature or size that requires explanation in order to provide additional insight into the underlying business performance. Examples of items excluded from Adjusted EBITDA are impairment charges, gain or loss from sale of assets, gain or loss on fair value of financial instruments, variable component adjustment on revenue and other expense/income as presented in the consolidated statements of operations. Other companies may calculate Adjusted EBITDA differently.

Adjusted EBITDA margin is calculated as a percentage of Adjusted EBITDA over gold revenues. Mine operating margin is calculated as a percentage of Mine operating profit over gold revenues.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the continuing operations of Wassa:
Continuing operations - Wassa

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	31,871	33,564	63,256	59,581
Depreciation and amortization	7,052	6,272	14,379	11,382
Cost of sales	38,923	39,836	77,635	70,963

Cost of sales excluding depreciation and amortization	31,871	33,564	63,256	59,581
Severance charges	(111)	—	(111)	(45)
Royalties	(3,440)	(3,981)	(6,876)	(6,869)
Cash operating costs	28,320	29,424	56,269	52,508
Royalties	3,440	3,981	6,876	6,869
Accretion of rehabilitation provision	13	39	25	78
Corporate general and administrative costs	4,192	4,312	9,154	9,487
Sustaining capital expenditures	8,514	6,504	14,975	10,075
Corporate capital expenditures	52	80	84	394
All-in sustaining costs	44,531	44,499	87,383	79,570

Ounces sold	37,683	46,503	76,625	83,028

Cost of sales per ounce	1,033	857	1,013	855
Cash operating cost per ounce	752	633	734	632
All-in sustaining cost per ounce[1]	1,182	957	1,140	958
1 Following the sale of Prestea, the AISC for Q2 and H1 2020 have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the discontinued operations of Prestea:

Discontinued operations - Prestea

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	—	12,283	—	29,162
Depreciation and amortization	—	1,017	—	2,776
Cost of sales	—	13,300	—	31,938

Cost of sales excluding depreciation and amortization	—	12,283	—	29,162
Other operating expenses	—	3,031	—	3,031
Severance charges	—	(32)	—	(37)
Royalties	—	(521)	—	(1,244)
Inventory net realizable value adjustment and write-off	—	(614)	—	(632)
Cash operating costs	—	14,147	—	30,280
Royalties	—	521	—	1,244
Inventory net realizable value adjustment and write-off	—	614	—	632
Accretion of rehabilitation provision	—	97	—	193
Corporate general and administrative costs	—	642	—	1,142
Sustaining capital expenditures	—	1,941	—	4,184
All-in sustaining costs	—	17,962	—	37,675

Ounces sold	—	6,172	—	15,248

Cost of sales per ounce	—	2,155	—	2,095
Cash operating cost per ounce	—	2,292	—	1,986
All-in sustaining cost per ounce[1]	—	2,910	—	2,471
1 Following the sale of Prestea, the AISC for Q2 and H1 2020 have been restated to fully allocate to Wassa the corporate general and administrative costs that relate to the Canada and UK offices. Prior to the sale, corporate general and administrative expenses were allocated to Wassa and Prestea based on the ounces of gold sold during the period.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the combined continuing operations of Wassa and discontinued operations of Prestea:

Wassa and Prestea

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	31,871	45,847	63,256	88,743
Depreciation and amortization	7,052	7,289	14,379	14,158
Cost of sales	38,923	53,136	77,634	102,901

Cost of sales excluding depreciation and amortization	31,871	45,847	63,256	88,743
Other operating expense adjustment	—	3,031	—	3,031
Severance charges	(111)	(32)	(111)	(82)
Royalties	(3,440)	(4,502)	(6,876)	(8,113)
Inventory net realizable value adjustment and write-off	—	(773)	—	(791)
Cash operating costs	28,321	43,571	56,269	82,788
Royalties	3,440	4,502	6,876	8,113
Inventory net realizable value adjustment and write-off	—	773	—	791
Accretion of rehabilitation provision	13	136	25	271
Corporate general and administrative costs	4,192	4,954	9,154	10,629
Sustaining capital expenditures	8,514	8,444	14,975	14,259
Corporate capital expenditures	52	80	84	394
All-in sustaining costs	44,532	62,460	87,384	117,245

Ounces sold	37,683	52,675	76,625	98,276

Cost of sales per ounce	1,033	1,009	1,013	1,047
Cash operating cost per ounce	752	827	734	842
All-in sustaining cost per ounce	1,182	1,186	1,140	1,193

“Cash provided by continuing operations before working capital changes and tax” is calculated by subtracting the “changes in working capital and tax” from “net cash provided by operating activities of continuing operations” as found in the statements of cash flows. “Cash provided by continuing operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period. Net cash provided by operating activities of continuing operations per share is calculated by dividing the amount with the basic weighted average number of shares outstanding used in the calculation of basic (loss)/income per share.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month’s values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert Management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes and tax should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The following table shows the reconciliation of net (loss)/income for the period to adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders:

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of U.S dollars except per share data)	2021	2020	2021	2020
Net (loss)/income from continuing operations attributable to Golden Star shareholders	(12,115)	9,257	(3,110)	15,466
Add back/(deduct):
Loss/(gain) on fair value of derivative financial instruments, net	694	1,776	(6,547)	(2,286)
Severance charges	111	—	111	45
Corporate office relocation and restructuring costs	—	—	469	412
Loss allowance on deferred consideration on the sale of Prestea	17,429	—	19,572	—
Tax effect of adjustments	—	26	—	(371)
Adjusted net income from continuing operations	6,119	11,059	10,495	13,266
Adjustments attributable to non-controlling interest	(11)	(3)	(11)	27
Adjusted net income from continuing operations attributable to Golden Star shareholders	6,108	11,056	10,484	13,293

Net loss from discontinued operations attributable to Golden Star shareholders	—	(1,484)	—	(6,864)
Add back/(deduct):
Severance charges	—	32	—	37
(Gain)/loss on change in asset retirement obligations	—	(145)	—	1,985
Adjusted net loss from discontinued operations	—	(1,597)	—	(4,842)
Adjustments attributable to non-controlling interest	—	12	—	(202)
Adjusted net loss from discontinued operations attributable to Golden Star shareholders	—	(1,585)	—	(5,044)

Adjusted net income attributable to Golden Star shareholders	6,108	9,471	10,484	8,249

Weighted average shares outstanding - basic (millions)	115.1	109.9	113.4	109.7

Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic
- From continuing operations	0.05	0.10	0.09	0.12
- From discontinued operations	—	(0.01)	—	(0.04)
Total	0.05	0.09	0.09	0.08
The Company uses “Adjusted net income/(loss) attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of “Adjusted net income/(loss) attributable to Golden Star shareholders”. Consequently, the presentation of “Adjusted net income/(loss) attributable to Golden Star shareholders enables shareholders” to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.

“Adjusted net income/(loss) attributable to Golden Star shareholders - basic” is calculated by adjusting net loss attributable to Golden Star shareholders for net loss from discontinued operations attributable to Golden Star shareholders, loss from sale of an operation, gain/loss on fair value of financial instruments, severance charges, loss/(gain) on change in estimate of rehabilitation provision, non-cash cumulative adjustment to revenue and finance costs related to the RGLD Streaming Agreement and impairment charges. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income as the amount is non-recurring, the amount is non-cash in nature and Management does not include the amount when reviewing and assessing the performance of the operations. “Adjusted net income/(loss) per share attributable to Golden Star shareholders” for the period is “Adjusted net income/(loss) attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income/(loss) attributable to Golden Star shareholders and adjusted income/(loss) per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
EBITDA and Adjusted EBITDA
The following table shows the reconciliation of net income from continuing operations to EBITDA and Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of U.S dollars)	2021	2020	2021	2020
Net (loss)/income from continuing operations	(10,418)	11,658	395	19,396
Add back/(deduct):
Finance expense, net	1,011	3,346	4,749	6,924
Income tax expense	9,955	13,971	19,671	22,206
Depreciation and amortization	7,052	6,272	14,379	11,382
EBITDA from continuing operations	7,600	35,247	39,194	59,908
Add back/(deduct):
Loss/(gain) on fair value of financial instruments	694	1,776	(6,548)	(2,286)
Other expense, net	17,747	(642)	20,642	6
Adjusted EBITDA from continuing operations	26,041	36,381	53,288	57,628

EBITDA from discontinued operations	—	(1,884)	—	(8,066)
Total EBITDA	7,600	33,363	39,194	51,842

Adjusted EBITDA from discontinued operations	—	(2,663)	—	(6,758)
Total Adjusted EBITDA	26,041	33,718	53,288	50,870

OUTSTANDING SHARE DATA
As of July 28, 2021, there were 115,725,047 common shares of the Company issued and outstanding, 614,018 stock options outstanding, 1,456,834 deferred share units outstanding, 383,610 share units of 2017 performance related restricted share units outstanding, 2,545,357 share units of UK performance share units outstanding and the 7% Convertible Debentures which are convertible into an aggregate of 11,444,000 Golden Star common shares.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the Financial Statements for the year ended December 31, 2020.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.

IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use

In 2020, the IASB published IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.

These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of Interbank Offered Rate (“IBOR”) replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

FINANCIAL INSTRUMENTS

	Fair value at
(Stated in thousands of U.S dollars)	June 30, 2021	Basis of measurement	Associated risks
Cash and cash equivalents	72,727	Amortized cost	Interest/Credit/Foreign exchange
Accounts and other receivables	17,854	Amortized cost	Foreign exchange/Credit
Non-hedge derivative asset	1,522	Fair value through profit and loss	Market price
Trade and other payables	34,348	Amortized cost	Foreign exchange/Interest
Finance leases	33,886	Amortized cost	Interest
7% Convertible Debentures	51,224	Amortized cost	Interest
Macquarie Credit Facility	52,522	Amortized cost	Interest
Amortized cost - Cash and cash equivalents, accounts and other receivables, trade and other payables, 7% Convertible Debentures, the Macquarie Credit Facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.
Fair value through profit or loss - The fair value of the derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended June 30, 2021, a gain of $0.2 million was recorded in the Consolidated Statement of Operations (for the six months ended June 30, 2021 - gain of $2.6 million). The non-hedge derivative liability relating to gold collar contracts is estimated using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. As at June 30, 2021, these zero cost collars consist of puts and calls on 150,000 ounces maturing at a quarterly rate of 12,500 ounces. All hedges have a floor of $1,600/oz and an average ceiling of $2,171/oz in 2021 and $2,179/oz in 2022 and a flat ceiling of $2,115/oz in 2023 and 2024. For the three months ended June 30, 2021, the Company recognized an unrealized loss of $0.9 million (for the six months ended June 30, 2021 - gain of $3.9 million).

DISCLOSURES ABOUT RISKS
The Company is exposed to significant risks including, without limitation, risks associated with changes in interest rates on existing debt obligations, changes in foreign currency exchange rates, commodity price fluctuations, as well as, capital risk, liquidity risk and credit risk. Moreover, in recognition of the Company’s outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. The Company's risk factors are disclosed in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management, with the participation of the Company’s President and Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the CEO and CFO have concluded that, as of June 30, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no significant change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the six months ended June 30, 2021 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com.